Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES EARLY TENDER RESULTS FOR CERTAIN SENIOR SECURED NOTES AND EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, MAY 9, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of U.S.$178,509,000 of the outstanding Floating Rate Senior Secured Notes due 2018 (the “2018 Notes”) issued by CEMEX, U.S.$218,932,000 of the outstanding 6.500% Senior Secured Notes due 2019 (the “2019 Notes”) issued by CEMEX and U.S.$402,579,000 of the outstanding 9.375% Senior Secured Notes due 2022 (the “2022 Notes” and, together with the 2018 Notes and the 2019 Notes, the “Notes”) issued by CEMEX Finance LLC, tendered their Notes at or prior to the early tender deadline of 8:00 a.m., New York City time, on May 9, 2016 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$400,000,000 (the “Aggregate Maximum Tender Amount”) of the outstanding Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated April 25, 2016 (the “Offer to Purchase”) and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that CEMEX has accepted for purchase:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Total Consideration(1)	Acceptance Priority Level	Tender Cap Per Series	Principal Amount Tendered	Principal Amount Accepted for Purchase
Floating Rate Senior Secured Notes due 2018	CEMEX	151290BL6 / US151290BL61 P22575AG2 / USP22575AG20	U.S.$497,995,000	U.S$1,033.75	1	N/A	U.S.$178,509,000	U.S.$178,509,000

6.500% Senior Secured Notes due 2019	CEMEX	151290BJ1 / US151290BJ16 P2253TJD2 / USP2253TJD20	U.S.$965,131,000	U.S$1,062.50	2	N/A	U.S.$218,932,000	U.S.$218,932,000

9.375% Senior Secured Notes due 2022	CEMEX Finance LLC	12516UAC9 / US12516UAC99 U12763AC9 / USU12763AC92	U.S.$1,410,940,000	U.S$1,112.50	3	U.S.$150,000,000	U.S.$402,579,000	U.S.$0 (2)

(1)	Per U.S.$1,000 Principal Amount.
(2)	Because no proration factor would permit CEMEX to purchase tendered 2022 Notes in accordance with the terms of the Tender Offer, no such 2022 Notes will be accepted in the Tender Offer.

Because Notes in excess of the Aggregate Maximum Tender Amount have been validly tendered in the Tender Offer on or prior to the Early Tender Date, CEMEX has accepted for purchase all U.S.$178,509,000 of the tendered 2018 Notes, all U.S.$218,932,000 of the tendered 2019 Notes and none of the tendered 2022 Notes. The early settlement date on which CEMEX will make payment for such 2018 Notes and 2019 Notes accepted in the Tender Offer is expected to be May 12, 2016 (the “Early Settlement Date”). Holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase are entitled to receive U.S.$1,033.75 per U.S.$1,000 principal amount of 2018 Notes and U.S.$1,062.50 per U.S.$1,000 principal amount of 2019 Notes accepted for purchase, which includes, in each case, an early tender premium equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes will be approximately U.S.$423.9 million. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The Tender Offer will expire at 11:59 p.m., New York City time, on May 20, 2016.

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Dealer Managers for the Tender Offer. The Information Agent and Tender Agent for the Tender Offer was Global Bondholder Services Corporation.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee under the indentures governing the Notes, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.